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LGBTQ-ownedWomen-owned
Drawdown Brewing Co.

Brewery

3204 Washington Street
Boston, MA 02130
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Early Investor Bonus: The investment multiple is increased to 1.6× for the next $75,000 invested.
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THE PITCH
Drawdown Brewing Co. is seeking investment to cover increasing construction costs in order finish taproom buildout.
First Location
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OUR STORY

Drawdown Brewing Company is a local focused, malt forward, innovative brewery with core offerings in proven styles, in addition to creative small batch brews. We've secured our Jamaica Plain location and are running an investment campaign to allow our community to share in our buildout and future growth.

We are excited to a part of JP's storied brewing history.
We strive to be an integral part of our community; while upholding the tenets of equity, diversity and equality in our staffing and our customer base.
We want to establish ourselves in an under-serviced community of Boston.
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LOCATION OPPORTUNITY - GREATER BOSTON

The Boston population is a largely under-serviced market when it comes to microbreweries. The majority of original locations are either located across the Charles River - in Cambridge, Somerville and Everett, or south of the city in Canton and Norwood.

Our location within the MBTA service limit provides great multi-modal transportation options to reach our brewery
Our mixed use building provides a built in customer base with residences near full occupancy
Within 0.5 miles of our location, the total population is 13,500 with a median age of 35.4
Within 1 mile of our location, the total population is 51,100 with a median age of 34.7
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SOME OF OUR LIQUID :)
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OUR MODEL - THE BREWERY

Drawdown is a local-first brewery, focused on offering a wide variety of innovative beers brewed on-site, accompanied by a robust food program to support the greater JP community.

The current beer market is saturated with hop forward, barrel aged, and sour beers. DBC wants to distance ourselves from the rest by placing more focus on malt forward and super flavorful experimental beers. (there will still be NEIPAs though, don't worry)
By using precise production methodology and creativity, DBC is establishing itself as a brand known for innovative, satisfying flavors that inspire return customers.
In addition to pre-packaged food onsite, DBC will encourage patrons to order food from near by restaurants to embrace the entire JP community

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INVESTMENT DECK

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THE TEAM

Liz Nicol

Founder and Head Brewer

As a resident of Egleston Square, Liz is excited to bring her business to her own neighborhood. She hopes her brewery can be a location of opportunity for people who would otherwise have a more difficult entry point into the beer industry.

She has over 17 years of experience as a civil engineer specializing in drainage and utility design on major transportation projects. Some of the highlights of her brewing qualifications include:

11+ years of brewing experience

Siebel Institute - Technical Brewing Concise Course

San Diego State University – Business of Beer Program

Brewer's Association Mentorship Program - 2021 Fall Cohort

PRESS

Drawdown Brewing To Open on Washington St.

A new brewery will join Turtle Swamp and Sam Adams in Jamaica Plain later on this year

Drawdown Brewing Company Plans to Open in Jamaica Plain

It looks like another new brewery may be on its way to Boston. According to an article in the Jamaica Plain News, Drawdown Brewing Company is looking to open on Washington Street, moving into the ground floor of an apartment building on the outer edge of Egleston Square. The post mentions that owner/operator Liz Nicol—who is a resident of Jamaica Plain—plans...

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Data Room

Intended Use of Funds

Target Raise

Maximum Raise

Construction Gap $58,312

Taproom Furnishing $11,625

Mainvest Compensation $5,063

Total $75,000

Financial Forecasts

	Year 1	Year 2	Year 3	Year 4	Year 5
Gross Sales	$610,037	$1,830,112	$3,660,224	$3,843,232	$3,958,527
Cost of Goods Sold	$168,080	$504,240	$882,421	$889,451	$901,021
Gross Profit	$441,957	$1,325,872	$2,777,803	$2,953,781	$3,057,506

EXPENSES

Rent	$100,444	$103,859	$107,390	$108,166	$110,870
Utilities	$18,120	$18,573	$19,037	$19,512	$19,999
Contract	$6,800	$0	$0	$0	$0
Insurance	$14,000	$14,350	$14,708	$15,075	$15,451
Repairs & Maintenance	$2,040	$2,091	$2,143	$2,196	$2,250
Legal & Professional Fees	$11,000	$15,400	$17,400	$19,400	$20,400
G&A	$8,700	$16,700	$20,000	$20,000	$20,000
Interest/Depreciation	$88,974	$91,198	$93,477	$95,813	$98,208
Salaries & Payroll	$195,683	$576,909	$1,005,789	$1,019,000	$1,056,000
Operating Profit	$-3,804	$486,792	$1,497,859	$1,654,619	$1,714,328

This information is provided by Drawdown Brewing Co.. Mainvest never predicts or projects performance, and has not reviewed or audited this financial forecast. Please see below for additional risk disclosures.

Documents

Investor Agreement

2020 Balance Sheet

2020 Income Statement

2021 Balance Sheet

2021 Income Statement

Investment Round Status

Target Raise $75,000

Maximum Raise $124,000

Amount Invested $0

Investors 0

Investment Round Ends December 2nd, 2022

Summary of Terms

Legal Business Name DRAWDOWN BREWING COMPANY, LLC

Investment Structure Revenue Sharing Note

Early Investor Bonus

Investment multiple for the first $75,000 invested

1.6×

Investment Multiple 1.5×

Business's Revenue Share 1%-1.7%

Minimum Investment Amount $100

Repayment Schedule Quarterly

Securitization None

Maturity Date December 31st, 2029

Financial Condition

No operating history

Drawdown Brewing Co. was established in December 2018, however core operations weren't able to be pursued due to the impact of the global health crisis. Accordingly, there are limited financial statements and information for investors to review. When evaluating this investment opportunity, investors should consider factors outlined in the risk section as well.

Historical milestones

Drawdown Brewing Co. has been pursing a path to opening since December 2018 and has since achieved the following milestones:

Signed a lease in Boston, MA

Hired an architect and a general contractor

Obtained Federal Brewer's Notice from the Alcohol and Tobacco Tax and Trade Bureau (TTB)

Filed for a building permit for construction in July 2022

Other outstanding debt or equity

As of September 2022, Drawdown Brewing Co. has debt of $150,000 outstanding. This debt is sourced primarily from an SBA 7(a) Equipment Loan and will be senior to any investment raised on Mainvest. In addition to the Drawdown Brewing Co.'s outstanding debt and the debt raised on Mainvest, Drawdown Brewing Co. may require additional funds from alternate sources at a later date.

Financial liquidity

Drawdown Brewing Co. has a low liquidity position due to deploying much of its cash reserves for licensure, permits, lawyer fees, architecture and engineering design fees as well as the already accounted for construction costs. Drawdown Brewing Co. expects its liquidity position to be moderate upon raising capital on Mainvest and deploying the capital to cover the additional construction costs to buildout the business.

Forecasted milestones

Drawdown Brewing Co. forecasts the following milestones:

Open in December 2022 - January 2023

Achieve $610,037 revenue per year by Year 1.

Achieve $1,497,859 operating profit per year by Year 3.

Risk Factors

You Might Lose Your Money

When you buy a certificate of deposit from a bank, the Federal government (through the FDIC) guarantees you will get your money back. Buying a Note is not like that at all. The ability of Drawdown Brewing Co. to make the payments you expect, and ultimately to give you your money back, depends on a number of factors, including many beyond our control.

Limited Services

Drawdown Brewing Co. operates with a very limited scope, offering only particular services to potential clients, making them vulnerable to changes in customer preferences.

Lack of Accounting Controls

Larger companies typically have in place strict accounting controls. Smaller companies typically lack these controls, exposing themselves to additional risk.

Competition

The market in which we operate is highly competitive and could become increasingly competitive with new entrants in the market. Drawdown Brewing Co. competes with many other businesses, both large and small, on the basis of quality, price, location, and customer experience. Changes in customer preference away from Drawdown Brewing Co.'s core business or the inability to compete successfully against the with other competitors could negatively affect Drawdown Brewing Co.'s financial performance.

Reliance on Management

As a securities holder, you will not be able to participate in Drawdown Brewing Co.'s management or vote on and/or influence any managerial decisions regarding Drawdown Brewing Co.. Furthermore, if the founders or other key personnel of Drawdown Brewing Co. were to leave Drawdown Brewing Co. or become unable to work, Drawdown Brewing Co. (and your investment) could suffer substantially.

Financial Forecasts Risks

The financial forecasts provided by us herein are reasonable forecasts by us based upon assumption of stable economic conditions and other various assumptions regarding operations. The validity and accuracy of these assumptions will depend in large part on future events over which Drawdown Brewing Co. and the key persons will have no control. Changes in assumptions or their underlying facts could significantly affect the forecasts. To the extent that the assumed events do not occur, the outcome may vary significantly from the projected outcomes. Consequently, there can be no assurance that the actual operating results will correspond to the forecasts provided herein. Additionally, Drawdown Brewing Co. is a newly established entity and therefore has no operating history from which forecasts could be projected with.

Inability to Sell Your Investment

The law prohibits you from selling your securities (except in certain very limited circumstances) for 12 months after you acquire them. Even after that one-year period, a host of Federal and State securities laws may limit or restrict your ability to sell your securities. Even if you are permitted to sell, you will likely have difficulty finding a buyer because there will be no established market. Given these factors, you should be prepared to hold your investment for its full term.

The Company Might Need More Capital

Drawdown Brewing Co. might need to raise more capital in the future to fund/expand operations, buy equipment, hire new team members, market its services, pay overhead and general administrative expenses, or a variety of other reasons. There is no assurance that additional capital will be available when needed, or that it will be available on terms that are not adverse to your interests as an investor. If Drawdown Brewing Co. is unable to obtain additional funding when needed, it could be forced to delay its business plan or even cease operations altogether.

Changes in Economic Conditions Could Hurt Drawdown Brewing Co.

Factors like global or national economic recessions, changes in interest rates, changes in credit markets, changes in capital market conditions, declining employment, changes in real estate values, changes in tax policy, changes in political conditions, and wars and other crises, among other factors are unpredictable and could negatively affect Drawdown Brewing Co.'s financial performance or ability to continue to operate. In the event Drawdown Brewing Co. ceases operations due to the foregoing factors, it can not guarantee that it will be able to resume operations or generate revenue in the future.

No Registration Under Securities Laws

The Notes will not be registered with the SEC or the securities regulator of any State. Hence, neither Drawdown Brewing Co. nor the Notes will be subject to the same degree of regulation and scrutiny as if they were registered.

Incomplete Offering Information

Title III does not require us to provide you with all the information that would be required in some other kinds of securities offerings, such as a public offering of shares (for example, publicly-traded firms must generally provide investors with quarterly and annual financial statements that have been audited by an independent accounting firm). Although Title III does require extensive information, it is possible that you would make a different decision if you had more information.

Lack of Ongoing Information

Drawdown Brewing Co. will be required to provide some information to investors for at least 12 months following the offering. However, this information is far more limited than the information that would be required of a publicly-reporting company; and Drawdown Brewing Co. is allowed to stop providing annual information in certain circumstances.

Uninsured Losses

Although Drawdown Brewing Co. will carry some insurance, Drawdown Brewing Co. may not carry enough insurance to protect against all risks to the business. Additionally, there are some kinds of risks that are very difficult or impossible to insure against, at least at a reasonable cost. Therefore, Drawdown Brewing Co. could incur an uninsured loss that could damage its business.

Changes in Laws

Changes in laws or regulations, including but not limited to zoning laws, environmental laws, tax laws, consumer protection laws, securities laws, antitrust laws, and health care laws, could negatively affect Drawdown Brewing Co.'s financial performance or ability to continue to operate. Specifically, any additional regulation on the industry could significantly negatively affect the business.

Conflict of Interest With Companies and Their Management

In many ways, your interests and the interests of Drawdown Brewing Co.'s management will coincide: you both want Drawdown Brewing Co. to be as successful as possible. However, your interests might be in conflict in other important areas, including these: You might want Drawdown Brewing Co. to act conservative to make sure they are best equipped to repay the Note obligations, while Drawdown Brewing Co. might prefer to spend aggressively to invest in the business. You would like to keep the compensation of managers low, while managers want to make as much as they can.

Future Investors Might Have Superior Rights

If Drawdown Brewing Co. needs more capital in the future and takes on additional debt or other sources of financing, the new investors might have rights superior to yours. For example, they might have the right to be paid before you are, to receive larger distributions, to have a greater voice in management, or otherwise.

The Company is Not Subject to the Corporate Governance Requirements of the National Securities Exchanges

Any company whose securities are listed on a national stock exchange (for example, the New York Stock Exchange) is subject to a number of rules about corporate governance that are intended to protect investors. For example, the major U.S. stock exchanges require listed companies to have an audit committee made up entirely of independent members of the board of directors (i.e., directors with no material outside relationships with Drawdown Brewing Co. or management), which is responsible for monitoring Drawdown Brewing Co.'s compliance with the law. Drawdown Brewing Co. will not be required to implement these and other investor protections.

You Have a Limited Upside

Notes include a maximum amount you can receive. You cannot receive more than that even if Drawdown Brewing Co. is significantly more successful than your initial expectations.

You Do Have a Downside

Conversely, if Drawdown Brewing Co. fails to generate enough revenue, you could lose some or all of your money.

Payments and Return Are Unpredictable

Because your payments are based on the revenue of Drawdown Brewing Co., and the revenue of Drawdown Brewing Co. can go up or down (or even disappear altogether) unpredictably, it is impossible to predict how much you will receive and when. And because the payments are unpredictable, so is your ultimate return.

The Notes Are Unsecured and Uninsured

The Notes are not secured by any collateral, nor are they guaranteed or insured by the FDIC or any other entity.

Subordination

The Notes shall be subordinated to all indebtedness of Drawdown Brewing Co. to banks, commercial finance lenders, leasing and equipment financing institutions, and/or other institutions regularly engaged in the business of lending money.

Lack of Guaranty

The Notes are not personally guaranteed by any of the founders or any other person.

Limitation of Individual Rights in Event of Default

In the event of a default under the Notes, you will not be able to enforce your rights individually (for example, by bringing a lawsuit). Instead, a representative will be appointed according to the procedures set forth in the Note Indenture. It's possible that you will not like the representative, or that the representative will do things you believe are wrong or misguided. If an event of default has occurred and a representative has been appointed, all of the representative's reasonable expenses must be paid before any further payments are made with respect to the Notes.

COVID-19 Impact

The ongoing COVID-19 pandemic may impact the Company's ability to generate revenue and/or continue operations. If operations are ceased due to COVID-19 restrictions, the Company can not guarantee that it will resume operations in the future.

Limited Operating History

Drawdown Brewing Co. is a newly established entity and has no history for prospective investors to consider.

This information is provided by Drawdown Brewing Co.. Mainvest never predicts or projects performance, and has not reviewed or audited this information. For additional information, review the official Form C filing with the Securities and Exchange Commission on the EDGAR website. This is a preview. It will become public when you start accepting investment.
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